August 20, 2008

Larry Spirgel, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Amendment No. 3 to Preliminary Information Statement on Schedule 14C

Filed August 4, 2008

File No. 0-30178

Dear Mr. Spirgel:

Thank you for your comment letter dated August 12, 2008.  The following are View Systems, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Amendment No. 3 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 3”) at the same time that this letter is being filed.

Our response below reflects the changes made in Amendment No. 4 to comply with the Staff’s comment letter.

1.

We note from a conversation with counsel that the company intends on dropping the change of name matter from its next revised information statement filing. Please advise whether the company has decided against entering into the oil and gas industry. If not, disclosure should be kept in the information statement to alert investors about the possible change in the company’s business focus. In addition, after reviewing your other changes, we may have additional comment.

Response:

The Company elected to forego a name change and to continue its present line of business.  Accordingly, we removed reference to the proposed name change throughout the information statement.

2.

We note your response to prior comment three; however, your added disclosure is inconsistent with the statements elsewhere. The first paragraph of this section and your disclosure under “The Reverse Stock Split” indicate that the reserve stock split was already approved. The disclosure in the fifth paragraph indicates that the record date “for stockholders entitled to vote on these matters is anticipated being at least 20 days after the mailing of this information statement.” Please note that the Rule 10b – 17 requires that the record date for the date of delivery of the shares in the reverse stock split be at least 20 days after the mailing of the information statement. Please revise accordingly.

Response:

We have attempted to make clear that the board of directors and Mr. Than have authorized the proposed corporate actions but that the actions will not be effective until appropriate documents are filed with the Secretary of State of the State of Nevada, which will not occur until at least 20 days after the distribution of the Information Statement, the filing of appropriate documentation with the State of Nevada Secretary of State’s office, and the timely delivery of notice to NASDAQ.

3.

We note your response to prior comment seven, including your explanation regarding the uncertain nature of your future stock issuance, and your statement that you certainly do not know how many shares will be offered. However, on page six, you will state that you plan on issuing 2 million shares. Please revise accordingly.

Response:

We have corrected the Information Statement to delete this reference.

Introduction, page 2

4.

We note your response to prior comment eight indicating that “the March 22, 2005 Certificate of Designation of Preferences and Rights of Series a Preferred Stock will be corrected…” Since your disclosure in the first paragraph to the “Introduction,” indicates that the Certificates of Designation of Preference and Rights of Series A Preferred Stock will be amended as a result of action taken on April 18, 2008, it is not clear whether the Series A Preferred Stock was originally issued as convertible preferred or amended later on to add this feature. Please clarify.

Response:

We have revised the information statement to note that prior to April 18, 2008, the Series A preferred was originally not convertible but had super voting rights on all shareholding voting issues.

5.

We note your response to prior comment ten. Please disclose how these actions were taken. Furthermore, please clarify whether shareholder approval and/or board approval was required for each proposed action.

Response:

We have inserted the following text in the Section entitled, “Appointment of Additional Directors and Related Restructuring of Series A Preferred Shares” on page 5 to address this comment:

Voting Authorization to Restructure Series A Preferred Stock and to Appoint Directors

By the terms of the Certificate of Designation of Preferences and Rights of Series A Preferred Stock, common stockholders do not have the right to vote on changes made to the Series A preferred stock.  Mr. Than’s vote as majority Series A preferred stockholder in favor of the proposed changes to the Series A preferred stock is sufficient to cause the proposed changes to the Series A preferred stock to be authorized.  Prior to the proposed changes, Series A preferred stock had the right to vote on all shareholder matters at a 15:1 ratio of preferred stock votes to common stock votes.  Accordingly, Mr. Than alone, as majority Series A preferred stockholder, controls more than 70% of the voting rights of the shareholders on all issues, and, therefore, a sufficient number of votes will be cast by Mr. Than for shareholder approval of all of the proposed actions, including the appointment of additional directors to the board of directors. Mr. Than will dilute his control of the Series A preferred stock and the voting control of the Series A preferred as a result of the actions proposed herein.

Actions Authorized by a Voting Majority But Not Yet Effective

[End of inserted text]

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gunther Than

Chief Executive Officer